November 14, 2025

Jennifer Leyden
Senior Vice President and Chief Financial Officer
Getty Images Holdings, Inc.
605 5th Ave. South
Suite 400
Seattle, WA 98104

       Re: Getty Images Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41453
Dear Jennifer Leyden:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services